Exhibit 3.61

CERTIFICATE OF FORMATION

OF

TRANSICOIL LLC

This Certificate of Formation of Transicoil LLC, dated as of June 25th, 2007, is being duly executed and filed by Halle Terrion, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

FIRST:  The name of the limited liability company formed hereby is Transicoil LLC (the “LLC”).

SECOND:  The name of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company.

THIRD:  The address of the registered office of the LLC in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware  19808, New Castle County.

FOURTH:  This Certificate of Formation is to become effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ Halle Terrion
Halle Terrion, Authorized Person